Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

Set forth below is a press release of Document Security Systems, Inc, dated May 13, 2013, announcing that a Special Meeting of its stockholders has been scheduled.

Document Security Systems, Inc. Announces Special Meeting of Stockholders

ROCHESTER, NY—[May 13, 2013] — Document Security Systems, Inc. (NYSE MKT: DSS), a leading developer of anti-counterfeiting, anti-fraud and authentication technologies for governments, corporations and financial institutions, today announced that a Special Meeting of its stockholders has been scheduled for June 20, 2013 to vote on proposals relating to the proposed business combination of Document Security Systems, Inc. and Lexington Technology Group, Inc. DSS’s stockholders of record as of the close of business on May 17, 2013 are entitled to vote at the Special Meeting. The combination is expected to close on or about July 1, 2013, if approved by DSS’s stockholders. Further details about the Special Meeting will be contained in the definitive proxy materials that will be mailed to DSS stockholders when available.

About Document Security Systems, Inc.

Document Security Systems, Inc.’s (NYSE MKT: DSS) products and solutions are used by governments, corporations and financial institutions to defeat counterfeiting and fraud and protect brands and digital information from the expanding world-wide counterfeiting problem.

DSS continually invests in research and development to meet the ever changing security needs of the Company’s clients and implements these patented solutions through strategic licensing and through the Company’s four operating groups: DSS Plastics Group, DSS Secure Printing Group, DSS Packaging Group and DSS Digital Group.

Through these divisions, DSS provides counterfeit deterrence and authentication coupled with digital information solutions to corporations, governments, and financial institutions around the world. When implemented, DSS technologies help ensure the authenticity of both digital and physical financial instruments, identification documents, sensitive publications and brand packaging.

For more information on DSS and its subsidiaries, please visit www.DSSsecure.com .

Follow DSS on Facebook, click HERE.

For more information:

Investor Relations

Document Security Systems

(585) 325-3610

Email: ir@documentsecurity.com

About Lexington Technology Group, Inc.

Lexington Technology Group, Inc. is an intellectual property management firm that invests business experience, legal expertise and capital to monetize pioneering inventions. LTG's goal is to identify and capitalize on opportunities for return, while rewarding highly qualified innovators. The firm typically engages with companies that have identified important innovations but that may lack the experience, relationships or capital to succeed on their own, and have not been fairly rewarded in the marketplace. LTG's initiatives contribute to an intellectual property market that enables innovators to benefit from their discoveries and investors to profit from prudent risk. LTG's management team is comprised of experienced patent managers and strategists that have collectively generated over $1 billion licenses, settlements and damages awards to date. www.lex-tg.com.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS, or Lexington or the solicitation of any vote or approval. In connection with the proposed transaction, DSS filed with the SEC a Registration Statement on Form S-4 containing a preliminary proxy statement/prospectus. The preliminary proxy statement/prospectus contains important information about DSS, Merger Sub, Lexington, the transaction contemplated by the Merger Agreement and related matters. DSS will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of Lexington once it is final. Investors and security holders of DSS and Lexington are urged to read carefully the proxy statement/prospectus relating to the Merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Investors and security holders of DSS will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) and other documents filed with the SEC by DSS through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of DSS and Lexington will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) by contacting Document Security Systems, Inc., Attn.: Philip Jones, Chief Financial Officer, at First Federal Plaza, 28 East Main Street, Suite 1525, Rochester, New York 14614, or by e-mail at ir@dsssecure.com. Investors and security holders of Lexington will also be able to obtain free copies of the proxy statement/prospectus for the Merger (when it is available) by contacting Lexington Technology Group, Inc., Attn.: Jennifer Buckley, 375 Park Avenue 26th Floor, New York, NY 10152, or by e-mail at jen@lex-tg.com.

DSS and Lexington, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS, Merger Sub and Lexington. Information regarding DSS's current directors and executive officers is contained in DSS's Annual Report on Form 10-K/A, filed with the SEC on April 26, 2013. Information regarding Lexington's directors and officers and a more complete description of the interests of DSS's directors and officers in the proposed transaction will be available in the final proxy statement/prospectus that will be filed by DSS with the SEC in connection with the proposed transaction.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between DSS and Lexington Technology Group; the expected timetable for completing the transaction; the potential value created by the proposed Merger for DSS's and Lexington Technology Group's stockholders; the potential of the combined companies' technology platform; our respective or combined ability to raise capital to fund our combined operations and business plan; the continued listing of DSS's or the combined company's securities on the NYSE MKT; market acceptance of DSS products and services; our collective ability to maintain or protect our intellectual property rights through litigation or otherwise; Lexington Technology Group's limited operating history, competition from other industry competitors with greater market presence and financial resources than those of DSS's; our ability to license and monetize the patents owned by Lexington Technology Group; potential new legislation or regulation related to enforcing patents; the complexity and costly nature of acquiring patent or other intellectual property assets; the combined company's management and board of directors; and any other statements about DSS' or Lexington Technology Group's management teams' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that DSS and Lexington Technology Group may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed Merger for DSS's and Lexington Technology Group's stockholders; our respective or combined inability to raise capital to fund our combined operations and business plan; DSS's or the combined company's inability to maintain the listing of our securities on the NYSE MKT; the potential lack of market acceptance of DSS's products and services; our collective inability to protect our intellectual property rights through litigation or otherwise; competition from other industry competitors with greater market presence and financial resources than those of DSS's; our inability to license and monetize the patents owned by Lexington Technology Group; and other risks and uncertainties more fully described in DSS's Annual Report on Form 10-K for the year ended December 31, 2012, as well as the other filings that DSS makes with the SEC. Proposed Investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available.

In addition, the statements in this press release reflect our expectations and beliefs as of the date of this release. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date of this release.